FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

MDS Inc. (“MDS” or the “Company”)
100 International Blvd.
Toronto, Ontario M9W 6J6

Item 2    Date of Material Change

October 4, 2006.

Item 3    News Release

A news release was issued by the Company and disseminated via Canada NewsWire prior to the opening of trading on the Toronto Stock Exchange and the New York Stock Exchange on October 5, 2006.

Item 4    Summary of Material Change

On October 4, 2006, the Company agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at CAD$1.325 billion. This sale is part of the Company’s strategic shift in its business focus to the life sciences market.

On completion of the sale, from the total transaction price of CAD$1.325 billion, MDS expects to realize net proceeds of approximately CAD$1.052 billion, after provision for taxes, expenses and amounts attributable to minority interests.  A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”). The amount of the Holdback, if any, that might be retained by the Borealis Group cannot be quantified at this time. The Holdback will not exceed 12.5% of the total transaction price. The transaction is expected to close by the end of January 2007.

Following the completion of the sale, MDS intends to make a number of changes to its capital structure.

Item 5    Full Description of Material Change

The Company has agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian laboratory services business, MDS Diagnostic Services, to the Borealis Group in a transaction valued at CAD$1.325 billion. This strategic sale is designed to shift the Company’s business focus to the life sciences market. MDS Diagnostic Services is Canada’s largest provider of laboratory services, with annualized revenues of CAD$335 million and over 2,900 employees.

This sale is part of the strategy that MDS has been executing since September 2005. As announced in September 2005, MDS announced a strategic plan to focus resources and management on opportunities within the global life sciences markets. This strategy also included streamlining its cost structure to be more competitive and selling non-strategic assets.

On completion of the sale, from the total transaction price of CAD$1.325 billion, MDS expects to realize net proceeds of approximately CAD$1.052 billion, after provision for taxes, expenses and amounts attributable to minority interests. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale. The amount of the Holdback, if any, that might be retained by the Borealis Group cannot be quantified at this time. The Holdback will not exceed 12.5% of the total transaction price. The transaction is expected to close by the end of January 2007.

In furtherance of the sale, on October 4, 2006, MDS entered into two asset purchase agreements with Borealis Infrastructure Management Inc. (the “Borealis Purchase Agreements”) as well as certain other ancillary agreements. In addition, MDS entered into a purchase agreement with its minority partner, who holds an approximate 25% interest in the laboratory services business located in Western Canada, to purchase the minority partner’s interest immediately prior to the sale of MDS Diagnostics Services to the Borealis Group (the “Minority Purchase Agreement”).

As provided in the Borealis Purchase Agreements, the sale is subject to conditions and customary approvals, including regulatory consents, completion of the purchase under the Minority Purchase Agreement, approval from the shareholders of LPBP Inc. (the limited partner of the entity that owns substantially all of the assets used in the Ontario laboratory business of MDS Diagnostics Services), and the completion of the migration of the operations of the MDS Diagnostics Services business to the Borealis Group (as governed by the terms of a migration agreement entered into between MDS and Borealis Infrastructure Management Inc. (the “Migration Agreement”)). The sale of the laboratory services business by MDS Laboratory Services, L.P. will occur first, followed by the purchase under the Minority Purchase Agreement and the sale of the balance of the Canadian laboratory services business to the Borealis Group. Each of the Borealis Purchase Agreements, the Minority Purchase Agreement and the Migration Agreement is available on SEDAR at www.sedar.com.

Following the completion of the sale, MDS intends to make a number of changes to its capital structure. MDS plans to use CAD$500 million of the proceeds to fund a one-time substantial issuer bid, subject to regulatory approval. In keeping with the practices of its life sciences peers, MDS will discontinue the payment of its quarterly dividend. In addition, MDS intends to invest the remainder of the proceeds in its life sciences businesses. The Company also expects to convert to US dollar reporting in the first quarter of 2007 and to US GAAP reporting over the course of fiscal 2007.

Following the sale, MDS expects to generate approximately 95 percent of its revenues from markets outside of Canada by the end of fiscal 2007. Currently, the Company generates approximately 55 percent of its revenues from markets outside of Canada.

This material change report contains forward-looking statements relating to the proposed sale by MDS of its diagnostic business, the intended use of proceeds, including a proposed substantial issuer bid, the proposed cessation of dividends by MDS following the completion of the transaction and the ability of MDS to generate future growth. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by MDS in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that MDS believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could cause (i) the proposed sale not to occur or not to occur within the expected period; (ii) MDS to use the proceeds in a different manner than expected; (iii) MDS to not execute a substantial issuer bid; (iv) MDS to continue paying quarterly dividends; or (v) future growth rates in the Company’s remaining businesses to be adversely affected or to be less than historical growth rates. These factors include, without limitation, MDS’ ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the transaction, some of which are beyond MDS’ control; changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to conduct a substantial issuer bid or change dividend policies or that adversely impact future growth rates; many of which are beyond MDS’ control. Risk factors relating to MDS’ business, as discussed in greater detail in the “Risk Factors” section of MDS’ Annual Information Form or in its Management Discussion and Analysis included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) should be considered carefully, and readers should not place undue reliance on MDS’ forward-looking statements. MDS has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

The executive officer of the Company who is knowledgeable about this material change and this material change report is Ken Horton, Executive Vice-President, Corporate Development and General Counsel, MDS at (416) 213-4255.

DATED this 13th day of October, 2006.